CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

November 17, 2006

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy, Esq.

Dear Ms. Hardy:
Re:	China Energy Corporation
Registration Statement on Form SB-2 – Amendment No. 3
Commission File No. 333-128608

Thank you for your letter and comments dated October 4, 2006. We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 3 to the Registration Statement on Form SB-2 for China Energy Corporation, the “Company”), which has been amended pursuant to your comments.

Responses to each comment are referenced to the changes made in the Form SB2/A.

The corresponding answers to your questions are as follows:

General

1.	We have filed a marked copy of Amendment No.2. Please refer to Exhibit 99.19. A marked copy of Amendment No. 3 is filed on Exhibit 99.20.

2.	We have couriered 4 marked copies of Amendment No. 3 for your review.

The Offering

3.      We have deleted the sentence relating to 5% shareholders.

History and Results of Operations

4.      We have revised the net income for the year ended November 30, 2005 to $ 3,382,777.

Summary Financial Information

5.	Amounts presented in the summary now agree to amounts presented in the financial statements.

Organization Within the Last Five Years

6.	Peter Khean is a professional accountant. He incorporates companies and markets them to clients of his. He also offers consultation services to his clients. In this particular example, the company was incorporated under the original name of Omega Project Consultants Inc. before a name change to China Energy Corporation was effected on November 3, 2004 as requested by the client. Peter Khean was the incorporator of the company.

Peter Khean states that he is not involved in promotion activities for companies and he will not be involved in such activities in the future.

Mr. Ding acquired the company from Peter Khean on November 4, 2004, and Peter Khean resigned as director and from all offices of the company effective November 5, 2004; Mr. Ding became the President and Director of the company then.

7.	The shareholders requested that a formal statement to be included in the Share Exchange Agreement. Specifically, the statement says that the company will endeavor to raise the capital, being a public company, sometime in the future, to assist in the operations of its subsidiaries. So, sometime in the future, when the situation arises, the public company will endeavor to approach institutional investors to invest in the company, to assist in its expansion.

Heat Power: Subsidiary

8.	We have described the terms of the license agreement under the heading “Summary of the terms of the License Agreement”.

Managements’ Discussion and Analysis of Financial Condition and Results of Operation

9.	We have made revisions to agree amounts presented in the management’s discussion to agree with the financial statements.

10.	The reason for the change in segment profit of Coal Group is as follows:

This higher rate of profit is a result of efficiencies which are achieved at higher levels of volume, and higher sales prices for coal which were available to us because of the intense increase in market demand. In 2005, Coal Group increased its production by 105,826 tonnes to 612,739 tonnes as a result of increase in the weighted average price per tonne from $10.46 to $23.87 during the year.

Selling Expenses

11. We have made the requested change. General and Administrative Expenses

12.	We have revised the statements of income and reclassified this item as income tax rather than penalty.

Performance Indicators

13.      We have deleted reference to non financial measures.

Liquidity and Capital Resources

14.      We have revised our cash flow provided by operating activities to $ 7,972,748.

Certain Relationships and Related Transactions

15.	Magnum Equities Group Inc., consists of professionals in the financial and legal fields and assist clients in the public listing process and other related matters. Peter Khean as President of the company, assists clients in corporate matters and matters concerning taking the companies to be publicly listed. Peter Khean has specifically stated to clients that it is not the responsibility of Magnum Equities Group Inc. or his responsibility, to raise capital for such client companies.

Executive Compensation

16.	We have quantified the compensation for each officer as follows:

All of our officers and directors listed above have a compensation agreement effective for the period of January 1, 2006 through January 1, 2008.

Mr. Ding, Mrs. Li and Mr. Li’s yearly compensation is $ 6,800, $ 5,100, and $ 9,000, respectively.

Financial Statements 17. We have made the requested changes. Consolidated Balance Sheet

18.	We have corrected Note 6, as you requested.

19.	We have added footnote 7, Other Accounts Receivable, to provide detail of the balance in this account.

Consolidated Statement of Income

20.	We have reclassified the gain on disposal of fixed assets from nonoperating income to other operating income (expense).

Consolidated Statements of Changes in Stockholders’ Equity

21.	We have made changes to the statement of changes in stockholders’ equity and statements of income to make the corrections which you have recommended.

22.	We have added a sentence to Note 1 to provide the information and disclosure which you have requested. The SAB to which we have previously referred is Topic 5G.

Note 3 – Restatements

23.	The answer to item 22, above, contains the information which you requested in this comment.

24.	We have added the requested information to Note 3.

25.	We have added the requested information to the statements of income portion of Note 3.

Note 4 – Related Party Transactions

26.	We have added the requested information to Note 1.

27.	We have made the requested correction.

Financial Statement for the Six Months Ended May 31, 2006

28.	The May 31, 2006 financial statements have been replaced with financial statements for the nine months ended August 31, 2006. The points made in these comments have been taken into account in the preparation of the latter financial statements.

Consolidated Statements of Income

29.	The May 31, 2006 financial statements have been replaced with financial statements for the nine months ended August 31, 2006. The points made in these comments have been taken into account in the preparation of the latter financial statements.

Consolidated Statement of Cash Flows

30.	The May 31, 2006 financial statements have been replaced with financial statements for the nine months ended August 31, 2006. The points made in these comments have been taken into account in the preparation of the latter financial statements.

Note 2 – Investment Property

31.	The two office buildings were contracted for in August 2005, but actually acquired early in 2006. They were acquired as investments and are not being used. Since they have not been placed in service, they are not being depreciated.

Note 3 – Intangible Asset and Long Term Accounts Payable

32.	The information which you have requested in this comment was presented in Note 3 to our May 31, 2006 interim financial statements. We have presented the same information in the August 31, 2006 statements.

33.	We could avoid the future payments required for the mining right, but to do so we would have to forego our rights to do any coal mining. Since this is our basic business, we would have a strong disincentive to terminate this arrangement. The coal taken from the ground each year now has a value that is about 20 times the amount of these required annual payments.

Note 4 – Notes Payable

34.      We have moved changes in notes payable to the financing activities section.

If you have any questions, please contact our US filing agent at (604) 697-8899. Thank you.

Yours truly,

China Energy Corporation

/s/ “WenXiang Ding”

WenXiang Ding,
President